NORTHCORE TECHNOLOGIES INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                  Name and Address of Company

Northcore Technologies Inc. (the “Corporation”), Valhalla Executive Centre, 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7.

Item 2.                  Dates of Material Change

May 31, 2011

Item 3.                  News Release

A press release disclosing the nature and substance of the material change and attached hereto as Appendix 1 was released by the Corporation through the facilities of Marketwire on June 1, 2011 and was filed on SEDAR.

Item 4.                  Summary of Material Changes

The Corporation announced the Board and Executive Management Changes on June 1, 2011.

Item 5.                  Full Description of Material Change

The Corporation announced the changes to its Board of Directors and executive management on June 1, 2011. The Change is to lead the Company into new high growth consumer markets that are shaped by social networking and driven by consumers who are shopping online for bargains.

The Board approved to include four (4) new directors as members of the Board of the Corporation effective immediately. The new directors are Mr. Amit Monga, Mr. Anthony DeCristofaro, Mr. Marvin Igelman and Mr. Ryan Deslippe.

Mr. Anthony DeCristofaro will be the Chairman of the Board while Mr. Amit Monga will be new Chief Executive Officer of the Corporation. As a result of this, Mr. Duncan Copeland, Mr. Darroch (Rick) Robertson and John Varghese resigned from the Board effective from May 31, 2011.

Item 6.                  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                  Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.                  Executive Officer

For further information, please contact:

Amit Monga
Chief Executive Officer
(416) 640-0400 ext. 360

Item 9.                  Date of Report

June 7, 2011